Exhibit 99.1

JD.com Prices Upsized Offering of US$1.75 Billion Convertible Senior Notes

BEIJING, May 21, 2024—JD.com, Inc. (“JD” or the “Company”) (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced the upsizing and pricing of its previously announced offering (the “Notes Offering”) of convertible senior notes in an aggregate principal amount of US$1.75 billion due 2029 (the “Notes”). The Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from the registration requirement provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The Company has granted an option to the initial purchasers in the Notes Offering, exercisable within a 30-day period, beginning on and including the date of the Notes Offering, to purchase up to an additional US$250 million in aggregate principal amount of the Notes.

The Company plans to use the net proceeds from the Notes Offering (a) for the Concurrent Repurchase (as described below) and to repurchase on the open market, after the pricing of the Notes and from time to time, additional Class A ordinary shares and/or American depositary shares (“ADSs”), each representing two Class A ordinary shares, of the Company pursuant to its share repurchase program(s), (b) to expand its overseas business, (c) to further improve its supply chain network and (d) for working capital needs.

Terms of the Notes

The Notes will be senior, unsecured obligations of the Company and bear interest at a rate of 0.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024. The Notes will mature on June 1, 2029, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Holders of the Notes may convert their Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s election. Holders may elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion, which will be fungible with the Company’s Class A ordinary shares listed on the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) after the resale restriction termination date (as set forth in the terms of the Notes). Holders who hold the Notes in global form and wish to elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion are advised that such election (and related conversion) is not exercisable through the facilities of The Depositary Trust Company, and such holders are advised to apprise themselves in advance of the requisite procedures to exercise such election (and related conversion) and the timing thereof.

The initial conversion rate of the Notes is 21.8830 ADSs, each representing two Class A ordinary shares of the Company, per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$45.70 per ADS and represents a conversion premium of approximately 35.00% above US$33.85 per ADS (the “ADS reference price”), which is calculated based on the closing price of HK$132.00 per Class A ordinary share on the Hong Kong Stock Exchange on May 21, 2024 and adjusted for the ADS-to-share ratio and at a pre-determined exchange rate for U.S. dollars. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events.

Holders of the Notes may require the Company to repurchase all or part of their Notes for cash on June 1, 2027 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after June 8, 2027, the Company may redeem all or part of the Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, the Company may redeem all but not part of the Notes in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Concurrent and Future Repurchases

Concurrently with the pricing of the Notes, the Company plans to repurchase approximately 14 million ADSs from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent (such transactions, the “Concurrent Repurchase”). The Concurrent Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, as the Company intends to repurchase the entire initial delta of the transaction. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Concurrent Repurchase will be made pursuant to the Company’s share repurchase program announced in March 2024. The Company expects the purchase price in the Concurrent Repurchase to be the closing price of the Class A ordinary shares on the Hong Kong Stock Exchange on May 21, 2024 as adjusted for the ADS-to-share ratio at a pre-determined exchange rate for U.S. dollars, which is the same as the ADS reference price.

In addition to the Concurrent Repurchase, the Company may also repurchase additional Class A ordinary shares and/or ADSs on the open market after the pricing of the Notes and from time to time. The Concurrent Repurchase and future repurchases pursuant to the Company’s share repurchase program(s) will be funded by the net proceeds of the Notes Offering and other cash on hand, and, in the aggregate, are generally expected to offset potential dilution to the holders of the Company’s ordinary shares (including in the form of ADSs) upon conversion of the Notes.

Other Matters

The repurchase activities by the Company, whether in the Concurrent Repurchase or otherwise pursuant to its share repurchase program(s), could increase, or reduce the magnitude of any decrease in, the market price of the ADSs and/or Class A ordinary shares and/or the trading price of the Notes.

The Company expects that potential purchasers of the Notes may employ a convertible arbitrage strategy to hedge their exposure in connection with the Notes. Any such activities by potential purchasers of the Notes following the pricing of the Notes and prior to the maturity date could affect the market price of the ADSs and/or Class A ordinary shares and/or the trading price of the Notes. The effect, if any, of the activities described in this paragraph, including the direction or magnitude, on the market price of the ADSs and/or Class A ordinary shares and/or the trading price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby or deliverable upon conversion of Notes in lieu thereof have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Company expects to close the Notes Offering on or about May 23, 2024, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About JD.com, Inc.

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

4